SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of May, 2025

Commission File Number 1565025

AMBEV S.A.

(Exact name of registrant as specified in its charter)

AMBEV S.A.

(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 3rd Floor
04530-000 São Paulo, SP
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

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AMBEV REPORTS 2025 FIRST QUARTER RESULTS[1]

“We had a solid start to the year driven by the execution of our growth strategy across our footprint, delivering another quarter of continued top line momentum, double digit bottom line growth and margins expansion.” – Carlos Lisboa, CEO

Total Volume (organic)	Net Revenue (organic)

+0.7% vs LY	+6.7% vs LY

Consolidated volumes grew by 0.7% led by positive performances in Brazil (+1.4%, with +0.7% in Beer and +3.2% in NAB) and Latin America South (“LAS”) (+1.1%), which more than offset declines in Central America and the Caribbean (“CAC”) (-4.9%) and Canada (-4.2%), where volumes were mostly impacted by soft industries.

Top line increased by 6.7%, with net revenue per hectoliter (“NR/hl”) growing by 5.9%. Net revenue was up in LAS[2] (+19.5%), Brazil NAB (+11.4%) and Brazil Beer (+3.2%), while in CAC and Canada it decreased by 0.8% and 1.6%, respectively, impacted by volumes performance.

Normalized EBITDA (organic)	Normalized EPS

+12.7% vs LY	R$ 0.24

Normalized EBITDA grew by 12.7%, with margin expanding 180bps to 33.1%, supported by costs and expenses management discipline. We delivered Normalized EBITDA growth with gross and Normalized EBITDA margins expansion in most of our business units.

Normalized earnings per share (“EPS”) was slightly positive (+0.4%), as Normalized EBITDA growth was offset by higher net financial expenses and increased income tax expenses in Brazil, given an one-off in 1Q24.

Cash flow from operating activities	Capital Allocation

R$ 1,204.0 million

Cash flow from operating activities increased by 67.6% compared to R$ 718.2 million in 1Q24 driven mainly by Normalized EBITDA growth coupled with lower cash taxes in Brazil (due to the lower payment of withholding income tax related to the IOC).

On May 7th, 2025, the Board of Directors approved the distribution of intermediary dividends of approximately R$ 2 billion to be paid in July.

[1] The following operating and financial information, unless otherwise indicated, is presented in nominal Reais and prepared according to the International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (IASB) and to the accounting practices issued by the Brazilian Accounting Standards Committee (“CPC”) and approved by the Brazilian Securities and Exchange Commission (“CVM”). The information herein should be read together with our financial information for the three-month period ended March 31, 2025, filed with the CVM and submitted to the U.S. Securities and Exchange Commission (SEC).

[2] The impacts resulting from applying Hyperinflation Accounting for our Argentinean subsidiaries, in accordance with IAS 29, are detailed in the section Financial Reporting in Hyperinflationary Economies - Argentina (page 14). For FY25, the definition of organic revenue growth has been amended to cap the price growth in Argentina to a maximum of 2% per month (26.8% year-over-year). Corresponding adjustments were made to all income statement related items in the organic growth calculations through scope changes. Further details on the cap methodology are available at page 14.

ambev.com.br	Press Release – May 08, 2025

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MANAGEMENT COMMENTS

Our mission to lead and grow the beer category drove all-time high consolidated volumes for a first quarter

We began the year with a solid performance, maintaining our commercial momentum and commitment to operational efficiency. Our top line remained resilient, with volumes growing by 0.7% and NR/hl increasing by mid-single digits. Normalized EBITDA grew by double digits, with margin increase of 180 bps, marking the tenth consecutive quarter of margin expansion.

Performance was driven by the consistent execution of our strategy of (i) leading and growing the category, (ii) digitizing and monetizing our ecosystem, and (iii) optimizing our business across our markets.

•	Lead and grow the category

We continued to invest in our brands and brand building capabilities for the future. This quarter, we achieved the highest consolidated volumes in history for a first quarter, with volumes growing in half of our top ten markets, which account for roughly 80% of our total volumes, supported by Carnival festivities. Due to its significant cultural relevance across our footprint, especially in Brazil, Carnival is one of the megaplatforms of our business, supporting the connection between our brands and consumers during one of the most important events of the year.

The core segment is the cornerstone of our category, representing close to 70% of our total beer volumes. Our core brands performed in line with or above the industry in most of our main markets, according to our estimates, while our above core portfolio continued to lead our performance, growing volumes by high-single digits. Our megabrands increased volumes by 3.5%, with improved brand health in eight of our top ten markets. We continue to focus on innovating to expand consumption occasions and increase category participation with balanced choices across our portfolio, with our non-alcoholic beer brands increasing volumes by mid-thirties.

The combination of stronger brands, premiumization, and revenue management initiatives drove NR/hl up 5.9%[3]. As a result, net revenue increased by 6.7% in the quarter.

•	Digitize and monetize our ecosystem

As a digitally-enabled company, we remain focused on leveraging technology and data insights to better meet our customers’ and consumers’ demands, thus strengthen our business, while also developing new growth opportunities.

BEES continues to be a key driver of our core business momentum, reaching 1.4 million monthly active buyers in the quarter, a 9% increase versus last year. By bringing more convenience to our customers, BEES Marketplace is enabling us to drive incremental profitable growth, with Gross Merchandise Value (GMV) growing by 60% year-over-year and the number of customers purchasing non-Ambev products on the platform increasing by 13%.

Regarding DTC, Zé Delivery fulfilled almost 17 million orders (a 5% increase compared to 1Q24) and increased the Average Order Value (AOV) by 10% versus last year. The continued expansion of the platform and more frequent interactions with consumers have been enabling us to better understand their behavior. This has been allowing us to effectively address consumer needs, such as providing affordability and convenience through returnable packaging, as well as a wider assortment of products and brands at home. Moreover, Zé Delivery has also been helping us to sharpen our innovation process by the conduction of surveys on liquids and packages for the development of products, just as it was the case for the launch of Beats Red Mix, the largest innovation of the Carnival.

[3] Considering capped organic results in Argentina.

ambev.com.br	Press Release – May 08, 2025

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•	Optimize our business

Cash COGS/hl and Cash SG&A grew below inflation (+2.7% and +3.4%, respectively) thanks to our disciplined cost and expense management coupled with lower pressure from commodity prices and FX this quarter. Together with a mid-single digit top line increase, this drove double digit Normalized EBITDA growth with margin expansion of 180 bps.

Normalized EPS increased by 0.4%, as Normalized EBITDA growth was offset by higher net financial expenses and increased income tax expenses in Brazil in the face of a tough comparable. The ongoing optimization of our business drove strong cash flow generation with cash flow from operating activities increasing by 67.6% versus 1Q24 to reach R$ 1.2 billion.

Lastly, on May 7th, our Board of Directors approved the distribution of intermediary dividends of about R$ 2 billion to be paid in July.

In conclusion, we are encouraged by our solid start to the year. Looking ahead, with FX and commodity headwinds increasing from the second quarter, we will continue to focus on investing in our brands, providing superior value to our consumers and making disciplined revenue management choices, as well as a strict cost and expense governance. While the operating environment may continue to be dynamic, the resilience of the beer category, the strength of our brands, and the strong underlying momentum of our business reinforces our confidence in continuing to make progress on our value creation journey.

Financial highlights - Ambev consolidated
R$ million	1Q24	1Q25	% As Reported	% Organic
Volume (‘000 hl)	44,988.3	45,317.7	0.7%	0.7%
Net revenue	20,276.3	22,497.4	11.0%	6.7%
Gross profit	10,217.3	11,551.6	13.1%	9.9%
% Gross margin	50.4%	51.3%	90 bps	150 bps
Normalized EBITDA	6,534.8	7,444.6	13.9%	12.7%
% Normalized EBITDA margin	32.2%	33.1%	90 bps	180 bps

Profit	3,804.2	3,804.6	0.0%
Normalized profit	3,817.2	3,820.2	0.1%
EPS (R$/shares)	0.23	0.24	0.4%
Normalized EPS (R$/shares)	0.24	0.24	0.4%

ambev.com.br	Press Release – May 08, 2025

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KEY MARKETS PERFORMANCES

Brazil Beer: record volumes and double-digit bottom-line growth, with margins expansion

•	Operating performance: volumes grew by 0.7% (estimated to be in line with industry) on top of last year’s strong performance, driving all-time-high levels for a first quarter once again, primarily supported by Carnival. Top line was up 3.2%, with NR/hl increasing by 2.5%, led by our revenue management initiatives and positive brand mix, partially offset by a mismatch of the pricing calendar in the quarter and lower carry-over from last year. Cash COGS/hl excluding the sale of non-Ambev marketplace products improved by 3.3%, driven mainly by commodities tailwinds and operational efficiencies. Normalized EBITDA grew by 10.8%, with Normalized EBITDA margin expanding by 250 bps to 36.3%.
•	Commercial highlights: our megabrands continued to improve brand health, reaching record levels. Corona, Spaten, Stella Artois and Original drove the low-twenties growth of our premium and super premium segments. In the core plus segment, Budweiser volumes increased by high teens, while in the core Brahma and Antarctica jointly increased volumes by mid-single digits. We remained the leader in the non-alcoholic beer segment, delivering volume growth close to 40%. We continued to progress on our digital initiatives, with BEES increasing the number of products sold per point of sale and BEES Marketplace growing GMV by 92%. As for the DTC front, Zé Delivery delivered a 15% GMV growth.
Brazil Beer[4]
R$ million	1Q24	Scope	Currency Translation	Organic Growth	1Q25	% As Reported	% Organic
Volume (‘000 hl)	22,987.3	-		171.4	23,158.7	0.7%	0.7%
Net revenue	9,687.5	-	-	313.2	10,000.8	3.2%	3.2%
Net revenue/hl (R$)	421.4	-	-	10.4	431.8	2.5%	2.5%
COGS	(4,812.5)	-	-	105.2	(4,707.3)	-2.2%	-2.2%
COGS/hl (R$)	(209.4)	-	-	6.1	(203.3)	-2.9%	-2.9%
COGS excl. deprec. & amort.	(4,352.6)	-	-	110.9	(4,241.8)	-2.5%	-2.5%
COGS/hl excl. deprec. & amort. (R$)	(189.3)	-	-	6.2	(183.2)	-3.3%	-3.3%
Gross profit	4,875.0	-	-	418.4	5,293.5	8.6%	8.6%
% Gross margin	50.3%				52.9%	260 bps	260 bps
SG&A excl. deprec. & amort.	(2,554.6)	-	-	(33.2)	(2,587.8)	1.3%	1.3%
SG&A deprec. & amort.	(445.5)	-	-	(19.2)	(464.7)	4.3%	4.3%
SG&A total	(3,000.1)	-	-	(52.4)	(3,052.5)	1.7%	1.7%
Other operating income/(expenses)	475.1	27.4	-	(41.7)	460.8	-3.0%	-9.3%
Normalized Operating Profit	2,350.0	27.4	-	324.4	2,701.8	15.0%	13.9%
% Normalized Operating margin	24.3%			0.0%	27.0%	270 bps	250 bps
Normalized EBITDA	3,255.3	27.4	-	349.3	3,632.0	11.6%	10.8%
% Normalized EBITDA margin	33.6%				36.3%	270 bps	250 bps

[4] NR/hl and Cash COGS/hl, excluding the sale of non-Ambev products on the marketplace, were R$ 420.0 (2.4% organic growth) and R$ (173.5) (3.3% organic decline), respectively. The scope change in Brazil Beer refers to tax credits and related effects.

ambev.com.br	Press Release – May 08, 2025

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Brazil NAB: record volumes supporting double-digit top line and high-single digit bottom-line growth

•	Operating performance: volumes grew by 3.2%, reaching record levels for a first quarter once again, even in the face of a strong performance from last year. Net revenue rose by 11.4%, with NR/hl up 7.9%, driven by revenue management initiatives coupled with positive brand mix. Cash COGS/hl increased by 12.1% mostly due to commodity headwinds (especially PET) and brand/package mix. Normalized EBITDA grew by 8.6%, with Normalized EBITDA margin contracting by 70 bps to 28.0%.
•	Commercial highlights: we estimate to have gained market share within carbonated soft drinks. Volume growth continued to be driven by no-sugar carbonated soft drinks and sports drinks. As for no-sugar carbonated soft drinks, Guaraná Antarctica Zero and Pepsi Black rose by mid-twenties and mid-thirties, respectively. Additionally, the mix of single serve packages also expanded, gaining weight in the quarter.
Brazil NAB[5]
R$ million	1Q24	Scope	Currency Translation	Organic Growth	1Q25	% As Reported	% Organic
Volume (‘000 hl)	8,653.7	-		280.9	8,934.6	3.2%	3.2%
Net revenue	2,024.4	-	-	230.2	2,254.6	11.4%	11.4%
Net revenue/hl (R$)	233.9	-	-	18.4	252.3	7.9%	7.9%
COGS	(1,137.4)	-	-	(147.0)	(1,284.4)	12.9%	12.9%
COGS/hl (R$)	(131.4)	-	-	(12.3)	(143.8)	9.4%	9.4%
COGS excl. deprec. & amort.	(1,083.1)	-	-	(170.0)	(1,253.1)	15.7%	15.7%
COGS/hl excl. deprec. & amort. (R$)	(125.2)	-	-	(15.1)	(140.3)	12.1%	12.1%
Gross profit	887.0	-	-	83.2	970.3	9.4%	9.4%
% Gross margin	43.8%				43.0%	-80 bps	-80 bps
SG&A excl. deprec. & amort.	(476.8)	-	-	(17.2)	(494.0)	3.6%	3.6%
SG&A deprec. & amort.	(67.0)	-	-	(8.9)	(75.9)	13.3%	13.3%
SG&A total	(543.8)	-	-	(26.1)	(569.9)	4.8%	4.8%
Other operating income/(expenses)	113.5	4.9	-	6.1	124.4	9.7%	5.6%
Normalized Operating Profit	456.6	4.9	-	63.3	524.8	14.9%	14.0%
% Normalized Operating margin	22.6%			0.0%	23.3%	70 bps	60 bps
Normalized EBITDA	578.0	4.9	-	49.1	632.0	9.3%	8.6%
% Normalized EBITDA margin	28.6%				28.0%	-60 bps	-70 bps

[5] The scope change in Brazil NAB refers to tax credits and related effects.

ambev.com.br	Press Release – May 08, 2025

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BRAZIL

Brazil[6]
R$ million	1Q24	Scope	Currency Translation	Organic Growth	1Q25	% As Reported	% Organic
Volume ('000 hl)	31,641.0	-		452.3	32,093.3	1.4%	1.4%
Net revenue	11,711.9	-	-	543.5	12,255.4	4.6%	4.6%
Net revenue/hl (R$)	370.1	-	-	11.7	381.9	3.2%	3.2%
COGS	(5,949.9)	-	-	(41.8)	(5,991.6)	0.7%	0.7%
COGS/hl (R$)	(188.0)	-	-	1.3	(186.7)	-0.7%	-0.7%
COGS excl. deprec. & amort.	(5,435.7)	-	-	(59.2)	(5,494.9)	1.1%	1.1%
COGS/hl excl. deprec. & amort. (R$)	(171.8)	-	-	0.6	(171.2)	-0.3%	-0.3%
Gross profit	5,762.0	-	-	501.7	6,263.7	8.7%	8.7%
% Gross margin	49.2%				51.1%	190 bps	190 bps
SG&A excl. deprec. & amort.	(3,031.4)	-	-	(50.3)	(3,081.8)	1.7%	1.7%
SG&A deprec. & amort.	(512.5)	-	-	(28.1)	(540.6)	5.5%	5.5%
SG&A total	(3,543.9)	-	-	(78.5)	(3,622.4)	2.2%	2.2%
Other operating income/(expenses)	588.5	32.3	-	(35.6)	585.3	-0.6%	-6.4%
Normalized Operating Profit	2,806.6	32.3	-	387.6	3,226.6	15.0%	14.0%
% Normalized Operating margin	24.0%			0.0%	26.3%	230 bps	210 bps
Normalized EBITDA	3,833.3	32.3	-	398.4	4,264.0	11.2%	10.5%
% Normalized EBITDA margin	32.7%				34.8%	210 bps	180 bps

[6] NR/hl and Cash COGS/hl, excluding the sale of non-Ambev products on the marketplace, were R$ 373.3 (3.2% organic growth) and R$ (164.3) (0.2% organic decline), respectively. The scope change in Brazil refers to tax credits and related effects.

ambev.com.br	Press Release – May 08, 2025

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Central America and the Caribbean (CAC): low-single digit bottom line growth with margin expansion, despite top line impacted by a softer industry performance

•	Operating performance: volumes dropped by 4.9% on the back of a strong comparable from 1Q24. In the Dominican Republic, our performance was mostly impacted by a softer macroeconomic environment and a widened price relativity compared to other alcohol categories. As a result, top line decreased by 0.8%, despite NR/hl growing by 4.3%, driven mostly by revenue management initiatives. Cash COGS/hl was up 4.2% primarily impacted by package mix and commodity prices, while Cash SG&A was down by 5.0% due to efficiencies in sales and marketing and distribution expenses. Normalized EBITDA grew by 1.3%, with Normalized EBITDA margin expanding by 90 bps to 41.3%.
•	Commercial highlights: in the Dominican Republic, despite volumes decline, Presidente family reached all-time high brand health indicator thanks to consistent marketing communication. Also in the core segment, The One expanded volumes by mid-twenties. In Panama, as we continued to implement our recovery plan, our megabrands kept improving brand health led by Balboa family, while Corona grew volumes by high-single digits in the quarter. As for our digital initiatives, BEES covered 93% of net revenue in the Dominican Republic and 100% in Panama.
CAC[7]
R$ million	1Q24	Scope	Currency Translation	Organic Growth	1Q25	% As Reported	% Organic
Volume ('000 hl)	2,891.9	-		(140.9)	2,751.0	-4.9%	-4.9%
Net revenue	2,314.7	-	360.6	(18.4)	2,656.9	14.8%	-0.8%
Net revenue/hl (R$)	800.4	-	131.1	34.3	965.8	20.7%	4.3%
COGS	(1,087.7)	-	(169.0)	(0.9)	(1,257.6)	15.6%	0.1%
COGS/hl (R$)	(376.1)	-	(61.4)	(19.6)	(457.1)	21.5%	5.2%
COGS excl. deprec. & amort.	(966.3)	-	(148.5)	8.0	(1,106.9)	14.5%	-0.8%
COGS/hl excl. deprec. & amort. (R$)	(334.2)	-	(54.0)	(14.2)	(402.3)	20.4%	4.2%
Gross profit	1,227.0	-	191.7	(19.3)	1,399.3	14.0%	-1.6%
% Gross margin	53.0%				52.7%	-30 bps	-40 bps
SG&A excl. deprec. & amort.	(414.2)	-	(67.7)	20.8	(461.2)	11.3%	-5.0%
SG&A deprec. & amort.	(49.5)	-	(9.5)	(5.7)	(64.8)	30.8%	11.6%
SG&A total	(463.8)	-	(77.2)	15.0	(526.0)	13.4%	-3.2%
Other operating income/(expenses)	5.4	-	1.0	2.2	8.6	59.8%	41.5%
Normalized Operating Profit	768.6	-	115.4	(2.1)	881.9	14.7%	-0.3%
% Normalized Operating margin	33.2%				33.2%	0 bps	20 bps
Normalized EBITDA	939.5	-	145.3	12.6	1,097.4	16.8%	1.3%
% Normalized EBITDA margin	40.6%				41.3%	70 bps	90 bps

[7] NR/hl and Cash COGS/hl, excluding the sale of non-Ambev products on the marketplace, were R$ 920.6 (5.1% organic growth) and R$ (362.7) (5.9% organic growth), respectively.

ambev.com.br	Press Release – May 08, 2025

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Latin America South (LAS): resuming volume growth with double digit top and bottom line increase together with margins expansion

•	Operating performance: volumes were up 1.1% driven by performances in Bolivia, Chile and Paraguay more than offsetting a recovering consumer demand environment in Argentina. Top line rose by 19.5%, with NR/hl increasing by 18.3% led mostly by revenue management initiatives. Cash COGS/hl and Cash SG&A continued to be impacted by overall inflation in Argentina. Normalized EBITDA grew by 26.5%, with Normalized EBITDA margin expanding by 190 bps to 29.0%.
•	Commercial highlights: in Argentina, as we continue to prepare to lead and shape the category recovery, our volume trend improved sequentially (with a mid-single digit decline), with beer volumes estimated to be in line with the industry. In Bolivia, volumes grew by high twenties, led by core and above brands, with highlights to the performances of our megabrands Corona, Paceña and Huari. In Chile, low-single digit volumes growth was driven by core and premium brands, led by Quilmes and Corona, respectively. We estimate to have gained market share in both Bolivia and Chile. In Paraguay, Corona and Bud 66 drove premium volumes growth, supporting total volumes’ low-single digit increase. Our megabrands improved brand health indicators in Argentina, Bolivia, and Paraguay. As for our digital initiatives, BEES covered 83% of net revenue in Argentina, 76% in Bolivia and 87% in Paraguay.
LAS[8]
R$ million	1Q24	Scope	Currency Translation	Organic Growth	1Q25	% As Reported	% Organic
Volume ('000 hl)	8,705.4	-		91.9	8,797.3	1.1%	1.1%
Net revenue	4,401.9	193.4	80.6	860.1	5,536.1	25.8%	19.5%
Net revenue/hl (R$)	505.7	22.0	9.2	92.5	629.3	24.5%	18.3%
COGS	(2,190.9)	(269.8)	(5.3)	(367.9)	(2,833.9)	29.4%	16.8%
COGS/hl (R$)	(251.7)	(30.7)	(0.6)	(39.2)	(322.1)	28.0%	15.6%
COGS excl. deprec. & amort.	(1,972.2)	(302.7)	(6.5)	(326.2)	(2,607.6)	32.2%	16.5%
COGS/hl excl. deprec. & amort. (R$)	(226.5)	(34.4)	(0.7)	(34.7)	(296.4)	30.8%	15.3%
Gross profit	2,211.1	(76.4)	75.4	492.2	2,702.2	22.2%	22.3%
% Gross margin	50.2%				48.8%	-140 bps	120 bps
SG&A excl. deprec. & amort.	(1,032.4)	(135.9)	1.2	(165.9)	(1,333.0)	29.1%	16.1%
SG&A deprec. & amort.	(91.4)	(1.3)	0.6	(15.0)	(107.2)	17.3%	16.4%
SG&A total	(1,123.9)	(137.2)	1.8	(180.9)	(1,440.2)	28.2%	16.1%
Other operating income/(expenses)	(8.5)	21.2	(0.4)	(0.5)	11.8	nm	6.2%
Normalized Operating Profit	1,078.7	(192.4)	76.8	310.8	1,273.8	18.1%	28.8%
% Normalized Operating margin	24.5%	0.0%	0.0%	0.0%	23.0%	-150 bps	190 bps
Normalized EBITDA	1,388.8	(223.9)	74.9	367.5	1,607.3	15.7%	26.5%
% Normalized EBITDA margin	31.5%				29.0%	-250 bps	190 bps

[8] NR/hl and Cash COGS/hl, excluding the sale of non-Ambev products on the marketplace, were R$ 621.5 (18.0% organic growth) and R$ (289.3) (14,5% organic growth), respectively. Reported numbers are presented applying Hyperinflation Accounting and the definition of organic revenue growth has been amended to cap the price growth in Argentina to a maximum of 2% per month (26.8% year-over-year), as detailed on page 14.

ambev.com.br	Press Release – May 08, 2025

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Canada: double-digit bottom line growth with margins expansion, despite soft industry

•	Operating performance: volumes dropped by 4.2%, outperforming a soft industry impacted by adverse weather and the phasing of Easter, according to our estimates. Top line was down 1.6%, with NR/hl up 2.7%, thanks to revenue management initiatives and region/channel mix, partially offsetting volumes decline. Cash COGS and Cash SG&A efficiencies led Normalized EBITDA growth of 13.4%, with Normalized EBITDA margin expanding 300 bps to 23.2%.
•	Commercial highlights: we gained beer market share, according to our estimates, led by Michelob Ultra and Busch, the top two share gainers in the industry. Despite volumes drop, our core plus brands remained resilient, growing volumes by mid-single digits, led by Michelob Ultra family. As for the lower segments, Busch family expanded volumes by high-single digits. Also, our megabrands improved brand health, led by Corona (which holds the highest health indicator in the country) and Bud Light. As for our digital initiatives, BEES covered 33% of net revenue in the country.
Canada[9]
R$ million	1Q24	Scope	Currency Translation	Organic Growth	1Q25	% As Reported	% Organic
Volume ('000 hl)	1,750.0	(1.1)		(72.8)	1,676.1	-4.2%	-4.2%
Net revenue	1,847.8	(1.4)	232.0	(29.4)	2,049.0	10.9%	-1.6%
Net revenue/hl (R$)	1,055.9	(0.1)	138.4	28.3	1,222.5	15.8%	2.7%
COGS	(830.6)	0.2	(97.7)	65.5	(862.6)	3.9%	-7.9%
COGS/hl (R$)	(474.6)	(0.2)	(58.3)	18.4	(514.7)	8.4%	-3.9%
COGS excl. deprec. & amort.	(775.0)	0.2	(91.6)	57.7	(808.7)	4.4%	-7.4%
COGS/hl excl. deprec. & amort. (R$)	(442.9)	(0.2)	(54.6)	15.2	(482.5)	9.0%	-3.4%
Gross profit	1,017.2	(1.2)	134.3	36.1	1,186.4	16.6%	3.6%
% Gross margin	55.0%				57.9%	290 bps	290 bps
SG&A excl. deprec. & amort.	(707.3)	0.3	(87.6)	20.7	(773.9)	9.4%	-2.9%
SG&A deprec. & amort.	(69.1)	-	(8.3)	4.4	(72.9)	5.6%	-6.4%
SG&A total	(776.3)	0.3	(95.9)	25.1	(846.9)	9.1%	-3.2%
Other operating income/(expenses)	7.7	-	1.1	0.8	9.5	24.3%	10.2%
Normalized Operating Profit	248.5	(1.0)	39.5	62.0	349.0	40.4%	25.0%
% Normalized Operating margin	13.4%		0.0%	0.0%	17.0%	360 bps	360 bps
Normalized EBITDA	373.2	(1.0)	53.9	49.8	475.9	27.5%	13.4%
% Normalized EBITDA margin	20.2%				23.2%	300 bps	300 bps

[9] NR/hl and Cash COGS/hl, excluding the sale of non-Ambev products on the marketplace, were R$ 1,219.9 (2.6% organic growth) and R$ (480.5) (3.6% organic decline), respectively. The scope change in Canada refers to the discontinuation of distribution rights.

ambev.com.br	Press Release – May 08, 2025

Page | 10

AMBEV CONSOLIDATED

Ambev[10]			Currency Translation
R$ million	1Q24	Scope		Organic Growth	1Q25	% As Reported	% Organic
Volume ('000 hl)	44,988.3	(1.1)	-	330.5	45,317.7	0.7%	0.7%
Net revenue	20,276.3	192.1	673.3	1,355.8	22,497.4	11.0%	6.7%
Net revenue/hl (R$)	450.7	4.3	14.9	26.6	496.4	10.1%	5.9%
COGS	(10,059.0)	(269.7)	(271.9)	(345.1)	(10,945.7)	8.8%	3.4%
COGS/hl (R$)	(223.6)	(6.0)	(6.0)	(6.0)	(241.5)	8.0%	2.7%
COGS excl. deprec. & amort.	(9,149.2)	(302.6)	(246.6)	(319.6)	(10,018.0)	9.5%	3.5%
COGS/hl excl. deprec. & amort. (R$)	(203.4)	(6.7)	(5.4)	(5.6)	(221.1)	8.7%	2.7%
Gross profit	10,217.3	(77.6)	401.3	1,010.7	11,551.6	13.1%	9.9%
% Gross margin	50.4%				51.3%	90 bps	150 bps
SG&A excl. deprec. & amort.	(5,185.4)	(135.6)	(154.2)	(174.8)	(5,649.9)	9.0%	3.4%
SG&A deprec. & amort.	(722.5)	(1.3)	(17.2)	(44.5)	(785.5)	8.7%	6.2%
SG&A total	(5,907.9)	(136.9)	(171.3)	(219.3)	(6,435.5)	8.9%	3.7%
Other operating income/(expenses)	593.0	53.6	1.7	(33.1)	615.2	3.7%	-5.9%
Normalized Operating Profit	4,902.4	(161.0)	231.7	758.3	5,731.4	16.9%	15.6%
% Normalized Operating margin	24.2%		0.0%	0.0%	25.5%	130 bps	200 bps
Exceptional items above EBITDA	(17.6)	(1.8)	(0.8)	(1.2)	(21.4)	21.6%	6.9%
Net finance results	(405.9)				(856.4)	111.0%
Share of results of joint ventures	(3.6)				2.7	-176.2%
Income tax expense	(671.2)				(1,051.7)	56.7%
Profit	3,804.2				3,804.6	0.0%
Attributable to Ambev holders	3,700.3				3,693.9	-0.2%
Attributable to non-controlling interests	103.9				110.7	6.5%

Normalized profit	3,817.2				3,820.2	0.1%
Attributable to Ambev holders	3,713.3				3,709.5	-0.1%

Normalized EBITDA	6,534.8	(192.5)	274.1	828.3	7,444.6	13.9%	12.7%
% Normalized EBITDA margin	32.2%				33.1%	90 bps	180 bps

[10] NR/hl and Cash COGS/hl, excluding the sale of non-Ambev products on the marketplace, were R$ 486.0 (5.9% organic growth) and R$ (212.3) (2,8% organic growth), respectively. The scope changes refer to (i) tax credits and related effects in Brazil; (ii) adjustments relating to the application of the cap methodology for organic growth calculation in Argentina, as detailed on page 14; and (iii) the discontinuation of distribution rights in Canada.

ambev.com.br	Press Release – May 08, 2025

Page | 11

OTHER OPERATING INCOME/EXPENSES

Other operating income/(expenses)	1Q24	1Q25
R$ million

Government grants/ present value adjustment of long-term fiscal incentives	385.6	456.6
(Additions to)/reversals of provisions	(6.1)	(67.0)
Gain/(loss) on disposal of fixed assets, intangible assets and operations in associates	20.7	32.6
Net other operating income/(expenses)	192.8	193.0

Other operating income/(expenses)	593.0	615.2

EXCEPTIONAL ITEMS

Exceptional items corresponded to restructuring expenses primarily linked to centralization and restructuring projects in Brazil, LAS, CAC and Canada.

Exceptional Items	1Q24	1Q25
R$ million

Restructuring	(17.6)	(21.4)

Exceptional Items	(17.6)	(21.4)

ambev.com.br	Press Release – May 08, 2025

Page | 12

NET FINANCE RESULTS

Net finance results in 1Q25 totaled R$ (856.4) million, a decrease of R$ 450.4 million compared to 1Q24, broken down as follows:

•	Interest income totaled R$ 564.2 million, mainly explained by: (i) interest income of R$ 295.1 million from cash balance investments mainly in Brazil and Argentina and (ii) interest rate on Brazilian tax credits of R$ 178.2 million.
•	Interest expense totaled R$ (506.2) million, mainly impacted by: (i) fair value adjustments of payables pursuant to IFRS 13 (CPC 46) of R$ (272.1) million, (ii) lease liabilities interest accruals of R$ (57.9) million in accordance with IFRS 16 (CPC 06 R2), (iii) interest on tax incentives of R$ (39.6) million, and (iv) CND put option interest accruals of R$ (32.2) million.
•	Losses on derivative instruments of R$ (278.4) million, mainly explained by (i) hedging carry costs related to our FX exposure of US$ 1.9 billion in Brazil, with approximately 7.8% carry cost, and (ii) hedging carry costs related to commodities. We did not incur hedging costs related to FX exposure in Argentina this quarter; however, we still maintain an FX exposure of US$ 315.7 million in the country.
•	Losses on non-derivative instruments of R$ (487.9) million, primarily driven by BRL FX appreciation impacting cash balances held in hard currency, and costs related to upstreaming cash from Argentina and Bolivia that were partially offset by FX variation gains on third-party payables
•	Taxes on financial transactions of R$ (69.0) million.
•	Other financial expenses of R$ (81.3) million, mainly explained by accruals on legal contingencies, letter of credit expenses, pension plan expenses and bank fees.
•	Non-cash financial expense of R$ 2.2 million resulting from the adoption of Hyperinflation Accounting in Argentina.
Net finance results	1Q24	1Q25
R$ million

Interest income	585.6	564.2
Interest expenses	(549.5)	(506.2)
Gains/(losses) on derivative instruments	(195.2)	(278.4)
Gains/(losses) on non-derivative instruments	(33.9)	(487.9)
Taxes on financial transactions	(55.3)	(69.0)
Other net financial income/(expenses)	(198.3)	(81.3)
Hyperinflation Argentina	40.7	2.2
	-	-
Net finance results	(405.9)	(856.4)

ambev.com.br	Press Release – May 08, 2025

Page | 13

DEBT BREAKDOWN

Debt breakdown	December 31, 2024			March 31, 2025
R$ million	Current	Non-current	Total	Current	Non-current	Total

Local Currency	932.3	1,567.1	2,499.4	802.6	1,567.7	2,370.3
Foreign Currency	344.1	609.3	953.3	318.0	529.8	847.9
Consolidated Debt	1,276.4	2,176.3	3,452.7	1,120.6	2,097.6	3,218.2

Cash and Cash Equivalents less Bank Overdrafts			28,595.7			19,118.4
Current Investment Securities			1,242.0			1,191.9

Net debt/(cash)			(26,384.9)			(17,092.1)

PROVISION FOR INCOME TAX & SOCIAL CONTRIBUTION

The table below demonstrates the income tax and social contribution provision.

Income tax and social contribution	1Q24	1Q25
R$ million

Profit before tax	4,475.3	4,856.3

Adjustment on taxable basis
Non-taxable other income	(130.6)	(162.6)
Government grants (VAT)	-	(97.0)
Share of results of joint ventures	3.6	(2.7)
Expenses not deductible	6.9	240.6
Foreign profit calculation	(12.0)	(65.2)
Total	4,343.2	4,769.4
Aggregated weighted nominal tax rate	30.1%	27.6%
Taxes – nominal rate	(1,308.7)	(1,318.0)

Adjustment on tax expense
Income tax incentive	248.5	43.6
Tax benefit - interest on shareholders' equity	285.1	322.6
Tax benefit - amortization on tax books	0.9	0.9
Withholding income tax	(105.2)	(43.7)
Argentina's hyperinflation effect	52.3	(8.2)
Recognition/(write-off) of deferred charges on tax losses	78.3	(27.8)
Other tax adjustments	77.6	(21.1)
Income tax and social contribution expense	(671.2)	(1,051.7)
Effective tax rate	15.0%	21.7%

SHAREHOLDING STRUCTURE

The table below summarizes Ambev S.A.’s shareholding structure as of March 31, 2025.

Ambev S.A.'s shareholding structure
	1Q25
Shareholder	Thousands of common shares	%
Interbrew International GmbH	8,441,666	53.56%
Ambrew S.A.R.L.	1,287,700	8.17%
Fundação Zerrenner	1,609,987	10.21%
Market (free float)	4,307,812	27.33%
Treasury shares	114,474	0.73%
	15,761,639	100.00%

ambev.com.br	Press Release – May 08, 2025

Page | 14

FINANCIAL REPORTING IN HYPERINFLATIONARY ECONOMIES - ARGENTINA

Following the categorization of Argentina as a country with a three-year cumulative inflation rate greater than 100%, the country is considered highly inflationary in accordance with IFRS.

Consequently, starting from 3Q18, we have been reporting the operations of our Argentinean affiliates applying Hyperinflation Accounting. The IFRS and CPC rules (IAS 29/CPC 42) require the results of our operations in hyperinflationary economies to be reported restating the year-to-date results adjusting for the change in the general purchasing power of the local currency, using official indices, before converting the local amounts at the closing rate of the period (i.e., March 31, 2025 closing rate for 1Q25 results).

The 1Q25 Hyperinflation Accounting adjustment results from the combined effect of (i) the indexation to reflect changes in purchasing power on the 1Q25 results against a dedicated line in the finance results; and (ii) the difference between the translation of the 1Q25 results at the closing exchange rate of March 31, 2025, and the translation using the average year to date rate on the reported period, as applicable to non-inflationary economies.

The impacts in 1Q24 and in 1Q25 on Net Revenue and Normalized EBITDA were as follows:

Impact of Hyperinflation Accounting (IAS 29/CPC42)
Revenue
R$ million	1Q24	1Q25
Indexation(1)	279.5	76.4
Currency(2)	(6.3)	(136.3)
Total Impact	273.2	(60.0)
Normalized EBITDA
R$ million	1Q24	1Q25
Indexation(1)	33.0	(24.9)
Currency(2)	(2.2)	(18.9)
Total Impact	30.8	(43.8)
(1)	Indexation calculated at each period’s closing exchange rate.
(2)	Currency impact calculated as the difference between converting the Argentinean Peso (ARS) reported amounts at the closing exchange rate compared to the average exchange rate of each period.

Furthermore, IAS 29 requires adjusting non-monetary assets and liabilities on the balance sheet of our operations in hyperinflationary economies for cumulative inflation. The resulting effect from the adjustment until December 31, 2017 was reported in Equity and, the effect from the adjustment from this date on, in a dedicated account in the finance results, reporting deferred taxes on such adjustments, when applicable.

In 1Q25, the transition to Hyperinflation Accounting in accordance with the IFRS rules resulted in (i) a positive adjustment of R$ 2.2 million reported in the finance results, (ii) a negative impact on the Profit of R$ 229.2 million, (iii) a negative impact on the Normalized Profit of R$ 229.3 million, and (iv) a negative impact of R$ 0.01 on EPS, as well as on Normalized EPS.

For FY25, the definition of organic revenue growth has been amended to cap the price growth in Argentina to a maximum of 2% per month (26.8% year-over-year, and three-year cumulative of 100%). For COGS and distribution expenses, the same price rate cap was applied, calculated on a “per hectoliter” basis when applicable. For other income statement lines disclosed, organic growth was calculated pro rata to the capped net revenue growth. Such calculation method applied to amounts in local currency that were then converted from ARS (capped) to BRL using the applicable closing rate, and corresponding adjustments were made through scope changes.

ambev.com.br	Press Release – May 08, 2025

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RECONCILIATION BETWEEN NORMALIZED EBITDA & PROFIT

Both Normalized EBITDA and Normalized Operating Profit are measures used by Ambev’s management to measure the Company’s performance.

Normalized EBITDA is calculated excluding from Profit the following effects: (i) Non-controlling interest; (ii) Income Tax expense; (iii) Share of results of associates; (iv) Net finance results; (v) Exceptional items; and (vi) Depreciation & Amortization.

EBITDA is calculated excluding from Normalized EBITDA the following effects: (i) Exceptional items and (ii) Share of results of associates.

Normalized EBITDA and Normalized Operating Profit are not accounting measures under accounting practices in Brazil, IFRS or the United States of America (US GAAP) and should not be considered as an alternative to Profit as a measure of operational performance or an alternative to Cash Flow as a measure of liquidity. Normalized EBITDA and Normalized Operating Profit do not have a standard calculation method and Ambev’s definition of Normalized EBITDA and Normalized Operating Profit may not be comparable to that of other companies.

Reconciliation - Profit to EBITDA	1Q24	1Q25
R$ million

Profit - Ambev holders	3,700.3	3,693.9
Non-controlling interest	103.9	110.7
Income tax expense	671.2	1,051.7
Profit before taxes	4,475.3	4,856.3
Share of results of joint ventures	3.6	(2.7)
Net finance results	405.9	856.4
Exceptional items	17.6	21.4
Normalized Operating Profit	4,902.4	5,731.4
Depreciation & amortization - total	1,632.3	1,713.3
Normalized EBITDA	6,534.8	7,444.6
Exceptional items	(17.6)	(21.4)
Share of results of joint ventures	(3.6)	2.7
EBITDA	6,513.6	7,426.0

ambev.com.br	Press Release – May 08, 2025

Page | 16

RECONCILIATION OF NET FINANCE RESULTS BETWEEN INTERIM CONSOLIDATED FINANCIAL STATEMENTS AND PRESS RELEASE

Net finance results presented on page 12 are a summarized view used by Ambev’s management to measure and analyze the Company’s financial performance.

The reconciliation between such summarized view and Interim Consolidated Financial Statements is presented below:

Reconciliation - Net finance results	1Q24	1Q25
R$ million

Income from cash and cash equivalents	384.4	342.1
Income from debt securities	9.5	34.9
Income from other receivables	191.7	187.2
Interest income	585.6	564.2
Interest on accounts payable present value adjustment	(332.1)	(272.2)
Interest on bank debts and tax incentives	(47.0)	(44.3)
Interest on leases	(38.1)	(57.9)
Other interest expenses	(132.3)	(131.9)
Interest expenses	(549.5)	(506.2)
Losses on hedging instruments	(195.2)	(278.4)
Gains/(losses) on derivative instruments	(195.2)	(278.4)
Exchange differences, net	(33.9)	(487.9)
Gains/(losses) on non-derivative instruments	(33.9)	(487.9)
Taxes on financial transactions	(55.3)	(69.0)
Taxes on financial transactions	(55.3)	(69.0)
Other finance income	14.2	119.4
Interest on provisions for disputes and litigation	(44.4)	(52.3)
Interest on pension plans	(26.5)	(27.8)
Bank guarantee expenses and surety bond premiums	(57.3)	(69.2)
Other finance expenses	(84.2)	(51.3)
Other net financial income/(expenses)	(198.3)	(81.3)
Effects of the application of IAS 29 (hyperinflation)	40.7	2.2
Hyperinflation Argentina	40.7	2.2

Net finance results	(405.9)	(856.4)

ambev.com.br	Press Release – May 08, 2025

Page | 17

1Q 2025 EARNINGS CONFERENCE CALL

Speakers:	Carlos Lisboa
Chief Executive Officer

Guilherme Fleury
Chief Financial and Investor Relations Officer

Language:	English and Portuguese (simultaneous translation)

Date:	May 8, 2025 (Thursday)

Time:	12:30 (Brasília)
11:30 (New York)

The conference call will be transmitted live via webcast available at:

English: Webcast - English

Portuguese: Webcast - Portuguese

Sell side analysts covering the company as indicated in our website can participate and apply for Q&A by clicking here.

For additional information, please contact the Investor Relations team:

Guilherme Yokaichiya	Mariana Sabadin	Leandro Ferreira De Souza

guilherme.yokaichiya@ambev.com.br	mariana.sabadin@ambev.com.br	leandro.ferreira.souza@ambev.com.br

ri.ambev.com.br

ambev.com.br	Press Release – May 08, 2025

Page | 18

NOTES

This press release segregates the impact of organic changes from those arising from changes in scope or currency translation. Scope changes represent the impact of acquisitions and divestitures, the start up or termination of activities or the transfer of activities between segments, curtailment gains and losses and year-over-year changes in accounting estimates and other assumptions that management does not consider as part of the underlying performance of the business. Organic growth and normalized numbers are presented applying constant year-over-year exchange rates to exclude the impact of the movement of foreign exchange rates.

Unless stated, percentage changes in this press release are both organic and normalized in nature. Whenever used in this document, the term “normalized” refers to performance measures EBITDA and Operating Profit before exceptional items and share of results of joint ventures and to performance measures Profit and EPS before exceptional items adjustments. Exceptional items are either income or expenses which do not occur regularly as part of the normal activities of the Company. They are presented separately because they are important for the understanding of the underlying sustainable performance of the Company due to their size or nature. Normalized measures are additional measures used by management and should not replace the measures determined in accordance with IFRS as indicators of the Company’s performance. Comparisons, unless otherwise stated, refer to the first quarter of 2024 (1Q24). Values in this release may not add up due to rounding.

Statements contained in this press release may contain information that is forward-looking and reflects management’s current view and estimates of future economic circumstances, industry conditions, Company performance, and finance results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts, such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of principal operating and financing strategies and capital expenditure plans, the factors or trends affecting financial condition, liquidity or results of operations, are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

ambev.com.br	Press Release – May 08, 2025

Page | 19

Ambev - Segment financial information		Brazil								CAC			LAS			Canada			Ambev
Organic results	Beer			NAB			Total											Consolidated
	1Q24	1Q25%		1Q24	1Q25%		1Q24	1Q25%		1Q24	1Q25%		1Q24	1Q25%		1Q24	1Q25%		1Q24	1Q25%
Volume ('000 hl)	22,987.3	23,158.7	0.7%	8,653.7	8,934.6	3.2%	31,641.0	32,093.3	1.4%	2,891.9	2,751.0	-4.9%	8,705.4	8,797.3	1.1%	1,750.0	1,676.1	-4.2%	44,988.3	45,317.7	0.7%
R$ million
Net revenue	9,687.5	10,000.8	3.2%	2,024.4	2,254.6	11.4%	11,711.9	12,255.4	4.6%	2,314.7	2,656.9	-0.8%	4,401.9	5,536.1	19.5%	1,847.8	2,049.0	-1.6%	20,276.3	22,497.4	6.7%
% of total	47.8%	44.5%		10.0%	10.0%		57.8%	54.5%		11.4%	11.8%		21.7%	24.6%		9.1%	9.1%		100.0%	100.0%
COGS	(4,812.5)	(4,707.3)	-2.2%	(1,137.4)	(1,284.4)	12.9%	(5,949.9)	(5,991.6)	0.7%	(1,087.7)	(1,257.6)	0.1%	(2,190.9)	(2,833.9)	16.8%	(830.6)	(862.6)	-7.9%	(10,059.0)	(10,945.7)	3.4%
% of total	47.8%	43.0%		11.3%	11.7%		59.1%	54.7%		10.8%	11.5%		21.8%	25.9%		8.3%	7.9%		100.0%	100.0%
Gross profit	4,875.0	5,293.5	8.6%	887.0	970.3	9.4%	5,762.0	6,263.7	8.7%	1,227.0	1,399.3	-1.6%	2,211.1	2,702.2	22.3%	1,017.2	1,186.4	3.6%	10,217.3	11,551.6	9.9%
% of total	47.7%	45.8%		8.7%	8.4%		56.4%	54.2%		12.0%	12.1%		21.6%	23.4%		10.0%	10.3%		100.0%	100.0%
SG&A	(3,000.1)	(3,052.5)	1.7%	(543.8)	(569.9)	4.8%	(3,543.9)	(3,622.4)	2.2%	(463.8)	(526.0)	-3.2%	(1,123.9)	(1,440.2)	16.1%	(776.3)	(846.9)	-3.2%	(5,907.9)	(6,435.5)	3.7%
% of total	50.8%	47.4%		9.2%	8.9%		60.0%	56.3%		7.9%	8.2%		19.0%	22.4%		13.1%	13.2%		100.0%	100.0%
Other operating income/(expenses)	475.1	460.8	-9.3%	113.5	124.4	5.6%	588.5	585.3	-6.4%	5.4	8.6	41.5%	(8.5)	11.8	6.2%	7.7	9.5	10.2%	593.0	615.2	-5.9%
% of total	80.1%	74.9%		19.1%	20.2%		99.2%	95.1%		0.9%	1.4%		-1.4%	1.9%		1.3%	1.6%		100.0%	100.0%
Normalized Operating Profit	2,350.0	2,701.8	13.9%	456.6	524.8	14.0%	2,806.6	3,226.6	14.0%	768.6	881.9	-0.3%	1,078.7	1,273.8	28.8%	248.5	349.0	25.0%	4,902.4	5,731.4	15.6%
% of total	47.9%	47.1%		9.3%	9.2%		57.2%	56.3%		15.7%	15.4%		22.0%	22.2%		5.1%	6.1%		100.0%	100.0%
Normalized EBITDA	3,255.3	3,632.0	10.8%	578.0	632.0	8.6%	3,833.3	4,264.0	10.5%	939.5	1,097.4	1.3%	1,388.8	1,607.3	26.5%	373.2	475.9	13.4%	6,534.8	7,444.6	12.7%
% of total	49.8%	48.8%		8.8%	8.5%		58.7%	57.3%		14.4%	14.7%		21.3%	21.6%		5.7%	6.4%		100.0%	100.0%

% of net revenue
Net revenue	100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%
COGS	-49.7%	-47.1%		-56.2%	-57.0%		-50.8%	-48.9%		-47.0%	-47.3%		-49.8%	-51.2%		-45.0%	-42.1%		-49.6%	-48.7%
Gross profit	50.3%	52.9%		43.8%	43.0%		49.2%	51.1%		53.0%	52.7%		50.2%	48.8%		55.0%	57.9%		50.4%	51.3%
SG&A	-31.0%	-30.5%		-26.9%	-25.3%		-30.3%	-29.6%		-20.0%	-19.8%		-25.5%	-26.0%		-42.0%	-41.3%		-29.1%	-28.6%
Other operating income/(expenses)	4.9%	4.6%		5.6%	5.5%		5.0%	4.8%		0.2%	0.3%		-0.2%	0.2%		0.4%	0.5%		2.9%	2.7%
Normalized Operating Profit	24.3%	27.0%		22.6%	23.3%		24.0%	26.3%		33.2%	33.2%		24.5%	23.0%		13.4%	17.0%		24.2%	25.5%
Normalized EBITDA	33.6%	36.3%		28.6%	28.0%		32.7%	34.8%		40.6%	41.3%		31.5%	29.0%		20.2%	23.2%		32.2%	33.1%

Per hectoliter - (R$/hl)
Net revenue	421.4	431.8	2.5%	233.9	252.3	7.9%	370.1	381.9	3.2%	800.4	965.8	4.3%	505.7	629.3	18.3%	1,055.9	1,222.5	2.7%	450.7	496.4	5.9%
COGS	(209.4)	(203.3)	-2.9%	(131.4)	(143.8)	9.4%	(188.0)	(186.7)	-0.7%	(376.1)	(457.1)	5.2%	(251.7)	(322.1)	15.6%	(474.6)	(514.7)	-3.9%	(223.6)	(241.5)	2.7%
Gross profit	212.1	228.6	7.8%	102.5	108.6	5.9%	182.1	195.2	7.2%	424.3	508.7	3.5%	254.0	307.2	21.0%	581.2	707.8	8.1%	227.1	254.9	9.1%
SG&A	(130.5)	(131.8)	1.0%	(62.8)	(63.8)	1.5%	(112.0)	(112.9)	0.8%	(160.4)	(191.2)	1.7%	(129.1)	(163.7)	14.9%	(443.6)	(505.3)	1.0%	(131.3)	(142.0)	3.0%
Other operating income/(expenses)	20.7	19.9	-9.9%	13.1	13.9	2.3%	18.6	18.2	-7.7%	1.9	3.1	48.8%	(1.0)	1.3	5.1%	4.4	5.7	15.0%	13.2	13.6	-6.6%
Normalized Operating Profit	102.2	116.7	13.1%	52.8	58.7	10.4%	88.7	100.5	12.4%	265.8	320.6	4.8%	123.9	144.8	27.5%	142.0	208.2	30.5%	109.0	126.5	14.7%
Normalized EBITDA	141.6	156.8	10.0%	66.8	70.7	5.1%	121.1	132.9	8.9%	324.9	398.9	6.5%	159.5	182.7	25.1%	213.2	283.9	18.3%	145.3	164.3	11.9%

ambev.com.br	Press Release – May 08, 2025

Page | 20

CONSOLIDATED BALANCE SHEET
R$ million	December 31, 2024	March 31, 2025

Assets
Current assets
Cash and cash equivalents	28,595.7	19,118.4
Investment securities	1,242.0	1,191.9
Trade receivables	6,269.9	5,631.2
Derivative financial instruments	1,218.6	263.7
Inventories	11,689.8	12,247.9
Recoverable indirect taxes	3,582.3	3,267.0
Other assets	1,557.7	1,830.9
Total	54,155.8	43,551.0

Non-current assets
Investment securities	184.5	178.3
Recoverable taxes	10,504.0	10,633.2
Deferred tax assets	8,691.7	8,244.4
Other assets	1,462.6	1,493.2
Employee benefits	70.5	66.2
Long term assets	20,913.2	20,615.4

Investments in joint ventures	395.4	377.5
Property, plant and equipment	30,170.2	28,487.3
Intangible	12,530.7	11,845.0
Goodwill	44,342.7	42,422.8
	108,352.2	103,748.0

Total assets	162,507.9	147,299.0

Equity and liabilities
Current liabilities
Trade payables	25,223.5	22,591.1
Derivative financial instruments	204.7	387.3
Interest-bearing loans and borrowings	1,276.4	1,120.6
Payroll and social security payables	2,779.8	2,073.4
Dividends and interest on shareholder´s equity payable	8,487.2	3,774.8
Income tax and social contribution payable	1,941.5	1,779.2
Taxes and contributions payable	5,648.4	4,175.6
Put option granted on subsidiaries and other liabilities	3,386.2	2,979.5
Provisions	440.9	462.0
	49,388.7	39,343.5

Non-current liabilities
Trade payables	327.7	328.9
Derivative financial instruments	6.7	0.2
Interest-bearing loans and borrowings	2,176.3	2,097.6
Deferred tax liabilities	5,007.7	4,500.1
Income tax and social contribution payable	1,372.4	1,249.4
Taxes and contributions payable	597.4	614.7
Put option granted on subsidiary and other liabilities	1,142.8	1,106.3
Provisions	670.9	545.3
Employee benefits	2,236.7	2,037.1
	13,538.7	12,479.6

Total liabilities	62,927.4	51,823.1

Equity
Issued capital	58,226.0	58,275.1
Reserves	108,973.4	107,486.6
Comprehensive income	(68,557.3)	(74,227.3)
Retained earnings	-	2,993.9
Equity attributable to equity holders of Ambev	98,642.1	94,528.3
Non-controlling interests	938.4	947.6
Total Equity	99,580.5	95,475.9

Total equity and liabilities	162,507.9	147,299.0

ambev.com.br	Press Release – May 08, 2025

Page | 21

CONSOLIDATED INCOME STATEMENT	1Q24	1Q25
R$ million

Net revenue	20,276.3	22,497.4
Cost of goods sold	(10,059.0)	(10,945.7)
Gross profit	10,217.3	11,551.6

Distribution expenses	(2,691.0)	(2,876.7)
Sales and marketing expenses	(1,884.5)	(2,069.9)
Administrative expenses	(1,332.4)	(1,488.8)
Other operating income/(expenses)	593.0	615.2

Normalized Operating Profit	4,902.4	5,731.4

Exceptional items	(17.6)	(21.4)

Income from operations	4,884.9	5,710.0

Net finance results	(405.9)	(856.4)
Share of results of joint ventures	(3.6)	2.7

Profit before income tax	4,475.3	4,856.3

Income tax expense	(671.2)	(1,051.7)

Profit	3,804.2	3,804.6
Equity holders of Ambev	3,700.3	3,693.9
Non-controlling interest	103.9	110.7

Basic earnings per share (R$)	0.23	0.24
Diluted earnings per share (R$)	0.23	0.23

Normalized Profit	3,817.2	3,820.2

Normalized basic earnings per share (R$)	0.24	0.24
Normalized diluted earnings per share (R$)	0.23	0.24

Nº of basic shares outstanding (million of shares)	15,748.8	15,664.2
Nº of diluted shares outstanding (million if shares)	15,842.7	15,736.6

ambev.com.br	Press Release – May 08, 2025

Page | 22

CONSOLIDATED STATEMENT OF CASH FLOWS	1Q24	1Q25
R$ million

Profit	3,804.2	3,804.6
Depreciation, amortization and impairment	1,632.3	1,713.3
Impairment losses on receivables and inventories	95.0	79.4
Additions/(reversals) in provisions and employee benefits	55.8	119.1
Net finance cost	405.9	856.4
Loss/(gain) on sale of property, plant and equipment and intangible assets	(20.7)	(32.6)
Equity-settled share-based payment expense	101.3	99.0
Income tax expense	671.2	1,051.7
Share of result of joint ventures	3.6	(2.7)
Hedge operations	107.0	(586.0)
Cash flow from operating activities before changes in working capital and provisions	6,855.5	7,102.1
(Increase)/decrease in trade and other receivables	86.8	712.6
(Increase)/decrease in inventories	(991.5)	(1,012.4)
Increase/(decrease) in trade and other payables	(3,064.8)	(4,045.1)
Cash generated from operations	2,886.0	2,757.2
Interest paid	(143.8)	(237.5)
Interest received	390.8	366.6
Dividends received	6.7	4.6
Income tax and social contributions paid	(2,421.5)	(1,686.9)
Cash flow from operating activities	718.2	1,204.0

Proceeds from sale of property, plant, equipment and intangible assets	36.2	32.1
Acquisition of property, plant, equipment and intangible assets	(1,015.9)	(828.2)
Acquisition of subsidiaries, net of cash acquired	(0.3)	(40.3)
(Investments)/net proceeds of debt securities	(799.7)	51.2
Net proceeds/(acquisition) of other assets	-	0.6
Cash flow used in investing activities	(1,779.6)	(784.4)

Capital increase	17.5	23.7
Proceeds/(repurchase) of shares	(76.2)	(1,056.5)
Acquisition of non-controlling interests	(1,714.0)	-
Proceeds from borrowings	412.9	7.8
Repayment of borrowings	(63.3)	(49.2)
Cash net finance costs other than interests	(546.1)	(839.2)
Payment of lease liabilities	(321.2)	(302.0)
Dividends and interest on shareholders’ equity paid	(11.6)	(6,611.4)
Cash flow from financing activities	(2,302.1)	(8,826.9)

Net increase/(decrease) in Cash and cash equivalents	(3,363.5)	(8,407.4)
Cash and cash equivalents less bank overdrafts at the beginning of the period	16,059.0	28,595.7
Effect of exchange rate fluctuations	149.1	(1,070.0)
Cash and cash equivalents less bank overdrafts at the end of the period	12,844.5	19,118.4

ambev.com.br	Press Release – May 08, 2025

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 8, 2025

AMBEV S.A.

By:	/s/ Guilherme Fleury de Figueiredo Ferraz Parolari
Guilherme Fleury de Figueiredo Ferraz Parolari Chief Financial and Investor Relations Officer